MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
SECOND QUARTER ENDED JUNE 30, 2014
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 13, 2014, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes (“consolidated interim financial statements”) thereto for the three and six months ended June 30, 2014. This MD&A should be read in conjunction with IAMGOLD’s annual audited consolidated financial statements and related notes for December 31, 2013 and the related MD&A included in the 2013 annual report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Second Quarter 2014 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and is available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with five operating gold mines on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
SECOND QUARTER 2014 HIGHLIGHTS

•	Commercial production achieved on July 1, 2014 at the Westwood mine.

•	Essakane throughput continues to increase, up 44% from the second quarter 2013 and up 29% from the first quarter 2014.

•	All-in sustaining costs[2] - gold mines[4] were $1,136 per ounce sold as compared to $1,251[5] per ounce sold from the second quarter 2013 and $1,198 per ounce sold from the first quarter 2014.

•	Total cash costs[2,3] - gold mines[4] were $881 per ounce produced as compared to $838[5] per ounce produced from the second quarter 2013 and $886 from the first quarter 2014.

•	Attributable gold production, inclusive of joint venture operations, was 206,000 ounces as compared to 224,000 ounces from the second quarter 2013.

•	Favourable revision to niobium guidance based on strong second quarter 2014 results. Niobium production was 1.4 million kilograms with a niobium operating margin[2] of $18 per kilogram.

•	The working capital initiative is getting results and the Company had positive movements in its non-cash working capital.

•
Infill delineation drilling results at the Company’s 100% owned Pitangui gold project in Brazil confirmed continuity of mineralization within the current São Sebastião estimated inferred resource area of 4.07 million tonnes grading 4.88 grams of gold per tonne and returned significant intersections of known mineralization zones to expand the potential limits of the deposit.

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1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

3	The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 of 9,000 ounces.

4	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

5
To improve comparability, all-in sustaining costs - gold mines and total cash costs - gold mines have been normalized to adjust for the favourable Rosebel power rate accrual as an outcome of revised contract terms, which occurred in the second quarter 2013. Refer to the non-GAAP performance measures section of the MD&A for the calculation.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

SECOND QUARTER 2014 SUMMARY

FINANCIAL

•
Revenues for the second quarter 2014 were $288.6 million, down $12.5 million or 4% from the same prior year period. The decrease was a result of lower realized gold prices ($13.9 million), lower gold sales volumes of 5,000 ounces ($6.3 million), partially offset by higher niobium revenues ($7.4 million) and higher royalty revenue ($0.3 million).

•
Cost of sales for the second quarter 2014 was $246.3 million, up $37.5 million or 18% from the same prior year period. The increase was mainly a result of higher operating costs ($26.9 million) and higher depreciation expense ($12.2 million). The higher operating costs were primarily at Essakane with more hard rock processed and less capitalized mining costs as access to the phase 2 south ore-rich zone was achieved ($31.0 million), and Rosebel from a favourable prior period adjustment to the power cost accrual recorded in the second quarter 2013 ($11.6 million), partially offset by Mouska as it came to the end of mine life ($25.7 million).

•	Adjusted net earnings attributable to equity holders[1] for the second quarter 2014 were $8.8 million ($0.02 per share1), down $21.4 million ($0.06 per share) or 71% from the same prior year period.

•
Net losses attributable to equity holders for the second quarter 2014 were $16.0 million or $0.04 per share, improved $12.4 million or $0.04 per share from the same prior year period. The improvement mainly related to impairment charges of marketable securities and associates in the same prior year period ($39.3 million), lower income taxes ($15.3 million), net derivative gains ($11.8 million), lower write-down of receivables ($6.6 million) and lower exploration expenses ($4.3 million), partially offset by changes in estimates of asset retirement obligations at closed sites ($13.8 million), higher net losses from Company’s share of investments in associates and joint ventures ($4.6 million), and lower revenues and higher cost of sales as noted above.

•
The Company is seeing positive results from its initiative to optimize and monetize a portion of its non-cash working capital processes. Net cash from operating activities for the second quarter 2014 was $96.8 million, up $58.9 million or 155% from the same prior year period. The increase was mainly due to collecting cash on outstanding receivables ($24.0 million), paying less income taxes ($31.8 million) and managing vendor payment terms ($34.2 million), partially offset by lower earnings from operations. The Company will continue to manage working capital, effectively balancing our liquidity position, while maintaining appropriate inventory levels to support operations.

•
Net cash from operating activities before changes in working capital[1] for the second quarter 2014 was $70.1 million ($0.19 per share1), up $1.8 million ($0.01 per share) or 3% from the same prior year period.

•
Cash, cash equivalents and gold bullion (at market value) was $297.3 million at June 30, 2014, down $87.3 million from December 31, 2013. The decrease was mainly due to spend on property, plant and equipment ($231.1 million), net advances to related parties ($4.6 million), dividends to non-controlling shareholders and interest paid ($6.1 million), partially offset by an increase in the market value for the gold bullion ($14.8 million), proceeds received from finance leases ($25.1 million) and cash generated from operating activities ($124.9 million).

OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) for the first half of 2014 was 0.64 compared to 0.98 for the same prior year period, representing a 35% improvement. The Company deeply regretted to report the death of an employee at the Rosebel operations during the second quarter 2014.

GOLD

•
Attributable gold production, inclusive of joint venture operations, for the second quarter 2014 was 206,000 ounces, down 18,000 ounces or 8% from the same prior year period. Gold production was lower mainly due to lower grade ore processed at Rosebel caused by the severe rainy season limiting access to higher grades (14,000 ounces), Mouska as it reached the end of mine life (30,000 ounces), Yatela (3,000 ounces) and Westwood (1,000 ounces). This was partially offset by higher grades and throughput at Essakane resulting from operating the expanded plant for a full quarter (30,000 ounces). Gold production is expected to improve in the second half of 2014 with access to improved grades at Rosebel, processing of higher grade hard rock at Essakane, and the start of commercial production at Westwood effective July 1, 2014.

•
The Doyon division produced 20,000 ounces during the quarter, of which 9,000 ounces was from the Westwood mine and considered pre-commercial. At the end of the second quarter 2014, Westwood had approximately 10,000 contained ounces in ore stockpiles and gold inventory.

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

•
Essakane is realizing the benefits of the plant expansion project following the successful commissioning in the first quarter 2014. Compared to the same prior year period, the expanded plant has allowed for a 44% increase in material processed as well as a 52% increase in the percentage of hard and transition rock processed. Additional benefits are expected to be realized in future periods as the expanded plant is optimized.

•
Attributable gold sales volume, inclusive of joint venture operations, for the second quarter 2014 was 192,000 ounces compared to attributable gold commercial production of 197,000 ounces. The variance of 5,000 ounces mainly related to the timing of sales. From Westwood’s pre-commercial production of 9,000 ounces, 6,000 ounces were sold and the net contribution was credited against capital expenditures.

•
Total cash costs[1,2] - gold mines[3] for the second quarter 2014 were $881 per ounce produced. A favourable prior period adjustment was recorded in the second quarter 2013 for the Rosebel power cost accrual to reflect updated contract terms. Excluding this adjustment, total cash costs[1,2] - gold mines[3] in the second quarter 2013 would have been $838 per ounce produced. The increase of 5% was mainly due to lower grades and processing more hard rock along with inflationary cost pressures across all sites. This was partially offset by the sustained benefits from the Company’s 2013 cost reduction program.

•
All-in sustaining costs[1] - gold mines[3] for the second quarter 2014 were $1,136 per ounce sold. Excluding the prior period adjustment mentioned above, all-in-sustaining costs[1] - gold mines[3] in the second quarter 2013 would have been $1,251 per ounce sold. The decrease of 9% was mainly a result of lower sustaining capital expenditures as Essakane accessed the phase 2 south ore-rich zone and leasing arrangements at Rosebel were utilized, partially offset by the reasons indicated above for total cash costs.

•
All-in sustaining costs - total[4] for 2014 were $1,027 per ounce sold. Excluding the prior period adjustment mentioned above, all-in sustaining costs - total[4] in the second quarter 2013 would have been $1,198 per ounce sold, a decrease of 14%. This measure includes the impact of the Niobec operating margin[1] and its sustaining capital expenditures.

NIOBIUM

•
Niobium production for the second quarter 2014 was 1.4 million kilograms, up 17% from the same prior year period. The operating margin per kilogram of niobium[1] for the second quarter 2014 increased by 6% from the same prior year period to $18 per kilogram. Operating costs benefited from increased production levels and the sustained savings from the 2013 cost reduction program. After the strong performance, the Company has increased its production guidance for Niobec and now expects to produce between 5.2 million and 5.5 million kilograms of niobium in 2014 at a higher operating margin[1] of between $17 and $19 a kilogram.

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

2	The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 of 9,000 ounces.

3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

4
Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and its sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table on page 9.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Financial Results ($ millions, except where noted)
Revenues	$288.6	$301.1	$567.9	$606.4
Cost of sales	$246.3	$208.8	$470.6	$393.2
Earnings from mining operations[1]	$42.3	$92.3	$97.3	$213.2
Net losses attributable to equity holders of IAMGOLD	$(16.0)	$(28.4)	$(12.3)	$(17.5)
Net losses per share ($/share)	$(0.04)	$(0.08)	$(0.03)	$(0.05)
Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$8.8	$30.2	$20.7	$87.9
Adjusted net earnings per share[1] ($/share)	$0.02	$0.08	$0.05	$0.23
Net cash from operating activities	$96.8	$37.9	$124.9	$137.4
Net cash from operating activities before changes in working capital[1]	$70.1	$68.3	$134.7	$183.5
Net cash from operating activities before changes in working capital ($/share)[1]	$0.19	$0.18	$0.36	$0.49
Key Operating Statistics
Gold sales – attributable (000s oz)	192	201	368	372
Gold commercial production – attributable (000s oz)	197	214	368	402
Gold production – attributable[2] (000s oz)	206	224	378	412
Average realized gold price[1] ($/oz)	$1,288	$1,373	$1,287	$1,493
Total cash costs[1,3,4] - gold mines[5] ($/oz)	$881	$787	$883	$787
Gold margin[1] ($/oz)	$407	$586	$404	$706
All-in sustaining costs[1,4] – gold mines ($/oz)	$1,136	$1,196	$1,165	$1,239
All-in sustaining costs – total[6] ($/oz)	$1,027	$1,143	$1,032	$1,180
Niobium production (millions of kg Nb)	1.4	1.2	2.7	2.4
Niobium sales (millions of kg Nb)	1.4	1.3	2.9	2.5
Operating margin[1] ($/kg Nb)	$18	$17	$19	$17

Financial Position ($ millions)	June 30, 2014	December 31, 2013
Cash, cash equivalents, and gold bullion
at market value	$297.3	$384.6
at cost	$217.1	$319.2
Total assets	$4,243.9	$4,190.4
Long-term debt	$641.0	$640.3
Available credit facilities	$750.0	$750.0

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

2
Attributable gold production includes Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively, and for the three and six months ended June 30, 2013 of 10,000 ounces.

3
The total cash costs computation does not include Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively, and for the three and six months ended June 30, 2013 of 10,000 ounces.

4	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

5	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

6
Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table on page 9.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

OUTLOOK

IAMGOLD Full Year Guidance[5]	2014
Rosebel (000s oz)	330 - 350
Essakane (000s oz)	315 - 330
Doyon division[1] (000s oz)	100 - 120
Total owner-operated production (000s oz)	745 - 800
Joint ventures (000s oz)	90 - 100
Total attributable production (000s oz)	835 - 900

Total cash costs[2,3] - owner-operator ($/oz)	$790 - $830
Total cash costs - gold mines[3] ($/oz)	$825 - $875

All-in sustaining costs[2] - owner-operator ($/oz)	$1,100 - $1,200
All-in sustaining costs - gold mines ($/oz)	$1,150 - $1,250
All-in sustaining costs - total[4] ($/oz)	$1,080 - $1,185

Niobec production (millions of kg Nb)	5.2 - 5.5
Niobec operating margin[2] ($/kg Nb)	$17 - $19

1	Doyon division production of 100,000 to 120,000 ounces includes Westwood pre-commercial production and the associated contribution was recorded against its mining assets.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

3
The total cash costs computation does not include Westwood pre-commercial production. Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Westwood (after commencement of commercial production), Sadiola and Yatela on an attributable basis.

4	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis.

5
The outlook is based on 2014 full year assumptions with an average realized gold price of $1,300 per ounce, Canadian $/U.S.$ exchange rate of 1.05, U.S.$/€ exchange rate of 1.30 and average crude oil price of $95 per barrel.

GOLD PRODUCTION AND CASH COSTS
The Company is maintaining its 2014 attributable gold production guidance of 835,000 to 900,000 ounces. This reflects the Company's belief that the second half of the year will be strong, with the ramp-up in production at Westwood, processing higher grade hard rock at Essakane and improved grades at Rosebel.
The Company is maintaining its 2014 total cash costs guidance of $825 to $875 per ounce produced. Total cash costs are expected to decrease in the second half of the year with improved production levels.
ESSAKANE
With the anticipated production ramp up in the second half of the year from strong throughput and higher grades, the Company maintains its expectation for a 25% year-over-year increase in production in 2014.
DOYON DIVISION
The Westwood mine achieved commercial production effective July 1,2014. From the effective date, Westwood's contribution from sales is recorded in the consolidated statements of earnings and is no longer netted against capital expenditures.
The Company is maintaining its 2014 attributable gold production guidance for the Doyon division of 100,000 to 120,000 ounces. Total cash costs for the second half of the year are expected to be $750 to $850 per ounce produced.
NIOBIUM PRODUCTION AND OPERATING MARGIN
After a strong first half of 2014, the Company has increased its production guidance for Niobec and now expects to produce between 5.2 million and 5.5 million kilograms of niobium in 2014 at a higher operating margin1 of between $17 and $19 a kilogram. Previously, the Company had expected to produce between 4.7 and 5.1 million kilograms of niobium at an operating margin1 between $15 and $17 a kilogram.

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

EFFECTIVE TAX RATE
The effective tax rate for the six months ended June 30, 2014 was 161%, mainly due to equity losses from investments in associates and joint ventures. After normalizing earnings, the effective adjusted tax rate for the six months ended June 30, 2014 was 50%, which is consistent with the annual effective tax rate guidance of 50%.

CAPITAL EXPENDITURES OUTLOOK1
The Company maintains its capital expenditure guidance of $400 million ± 5% in 2014 as set out below:

($ millions)	Sustaining	Development/ Expansion	Total
Owner-operator
Rosebel	$90	$30	$120
Essakane	70	35	105
Westwood	35	55	90
	195	120	315
Niobec	20	30	50
Côté Gold	—	15	15
Total owner-operator	215	165	380
Joint venture - Sadiola[2]	10	10	20
Total (±5%)	$225	$175	$400

1	Capitalized borrowing costs are not included.

2	Attributable capital expenditures of $20 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.
GOLD MARKET
The market price of gold, which is a variable outside of the Company’s control, is a significant driver of its financial performance. In the second quarter 2014, the gold price continued to display volatility with spot daily closings between $1,243 and $1,326 per ounce (2013: between $1,192 and $1,584 per ounce) from the London Bullion Market Association.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Average market gold price ($/oz)	$1,288	$1,415	$1,291	$1,523
Average realized gold price[1] ($/oz)	$1,288	$1,373	$1,287	$1,493
Closing market gold price ($/oz)			$1,315	$1,192

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

NIOBIUM MARKET
Niobec is one of three significant producers of ferroniobium in the world, with a market share of approximately 10% in 2013.  The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics; however, the market continues to remain very stable as it has for many years. Demand for niobium is largely tied to the steel industry. World steel production in the second quarter 2014 was 2.5% higher than the same prior year period due to rising production in North America, the Middle East and China. The average realized sales price was marginally higher in 2014 when compared to the prior year. Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.
CURRENCY
The Company’s functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the second quarter 2014. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Average rates
Canadian$ / U.S.$	1.0901	1.0231	1.0963	1.0154
U.S.$ / €	1.3715	1.3061	1.3709	1.3132
Closing rates
Canadian$ / U.S.$			1.0670	1.0518
U.S.$ / €			1.3693	1.3017

In 2014, the Company will have Canadian dollar requirements related to Westwood, the Côté Gold project and Niobec. In addition, the Company will continue to have Euro requirements related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2014, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies. Refer to financial condition - market risks section for more information.
OIL PRICE
The Company’s operations and projects expect to consume approximately 700,000 barrels of fuel for the remainder of 2014. During the second quarter 2014, the oil price displayed volatility with spot daily closings between $99 and $108 per barrel.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Average market oil price ($/barrel)	$103	$94	$101	$94
Closing market oil price ($/barrel)			$106	$96
Refer to financial condition - market risks section for more information.
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2014 production levels.

	Change of	Annualized impact on Total Cash Costs[1] - Gold Mines[3] by $/oz	Annualized impact on All-in Sustaining Costs[1] - Gold Mines[3] by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$14/oz
Canadian$ / U.S.$	$0.10	$12/oz	$20/oz
U.S.$ / €	$0.10	$10/oz	$10/oz

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

2	Gold price sensitivities relate to royalty cost arrangements of the Company, which are included in total cash costs and all-in sustaining costs.

3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

QUARTERLY UPDATES

OPERATIONS

	Attributable Gold Sales (000s oz)				Average Realized Gold Price[1] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Owner-operator	164	173	319	316	$1,288	$1,362	$1,287	$1,485
Joint ventures	28	28	49	56	$1,287	$1,446	$1,285	$1,540
	192	201	368	372	$1,288	$1,373	$1,287	$1,493
The table below presents the gold production attributable to the Company along with the weighted average total cash costs per gold ounce produced and all-in sustaining costs per gold ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Three months ended June 30,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	68	82	$942	$745	$1,216	$1,043
Essakane (90%)	92	62	848	729	941	1,168
Doyon division (100%)	11	41	490	811	693	905
	171	185	861	754	1,137	1,133
Joint ventures
Sadiola (41%)	24	24	949	901	1,050	1,370
Yatela (40%)	2	5	1,563	1,388	1,910	2,395
	26	29	1,008	995	1,130	1,575
Total commercial operations	197	214	881	787	1,136	1,196
Doyon division (100%)	9	10	—	—	—	—
	206	224	881	787	1,136	1,196
Cash costs[1], excluding royalties			818	720
Royalties			63	67
Total cash costs[2,5]			$881	$787
All-in sustaining costs[1,5] - gold mines[3]					1,136	1,196
Niobium contribution[4]					(109)	(53)
All-in sustaining costs - total					$1,027	$1,143

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

2	The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 and 2013 of 9,000 ounces and 10,000 ounces, respectively.

3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

4	Niobium contribution consists of the Niobec operating margin and sustaining capital on a per gold ounce sold basis.

5	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Six months ended June 30,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	148	171	$872	$730	$1,117	$1,100
Essakane (90%)	160	127	859	729	1,068	1,179
Doyon division (100%)	11	46	490	831	814	922
	319	344	852	744	1,160	1,191
Joint ventures
Sadiola (41%)	43	43	1,019	966	1,099	1,377
Yatela (40%)	6	15	1,556	1,295	1,896	1,870
	49	58	1,086	1,045	1,199	1,514
Total commercial operations	368	402	883	787	1,165	1,239
Doyon division (100%)	10	10	—	—	—	—
	378	412	883	787	1,165	1,239
Cash costs[1], excluding royalties			819	710
Royalties			64	77
Total cash costs[2,5]			$883	$787
All-in sustaining costs[1,5] - gold mines[3]					1,165	1,239
Niobium contribution[4]					(133)	(59)
All-in sustaining costs - total					$1,032	$1,180

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

2	The total cash costs computation does not include Westwood pre-commercial production for the the six months ended June 30, 2014 and 2013 of 10,000 ounces.

3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

4	Niobium contribution consists of the Niobec operating margin and its sustaining capital on a per gold ounce sold basis.

5	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

CAPITAL EXPENDITURES1

	Three months ended June 30,		Six months ended June 30,
($ millions)	2014	2013	2014	2013
Sustaining
Gold segments
Rosebel[2,5]	$19.0	$26.7	$35.6	$62.7
Essakane[2]	6.0	30.3	26.9	60.8
Total gold segments	25.0	57.0	62.5	123.5
Niobec	3.9	10.7	5.6	19.1
Corporate and Other	0.9	—	0.9	0.2
Total sustaining capital expenditures, consolidated	29.8	67.7	69.0	142.8
Joint ventures[4]	0.8	12.2	1.1	19.2
	$30.6	$79.9	$70.1	$162.0
Development/Expansion
Gold segments
Rosebel	$4.9	$3.3	$6.9	$15.6
Essakane	13.8	56.1	28.2	101.7
Westwood[3]	19.5	43.7	55.0	95.6
Total gold segments	38.2	103.1	90.1	212.9
Niobec	7.6	14.1	15.5	23.9
Côté Gold	3.5	—	4.7	—
Total development/expansion capital expenditures, consolidated	49.3	117.2	110.3	236.8
Joint ventures[4]	1.5	1.4	5.0	8.8
	$50.8	$118.6	$115.3	$245.6
Total
Gold segments
Rosebel	$23.9	$30.0	$42.5	$78.3
Essakane	19.8	86.4	55.1	162.5
Westwood[3]	19.5	43.7	55.0	95.6
Total gold segments	63.2	160.1	152.6	336.4
Niobec	11.5	24.8	21.1	43.0
Corporate and Other	0.9	—	0.9	0.2
Côté Gold	3.5	—	4.7	—
Total capital expenditures, consolidated	79.1	184.9	179.3	379.6
Joint ventures[4]	2.3	13.6	6.1	28.0
	$81.4	$198.5	$185.4	$407.6

1	Capitalized borrowing costs are not included.

2
On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the three months ended June 30, 2014 were $18.1 million and $5.4 million, respectively, and for the six months ended June 30, 2014 were $33.8 million and $24.2 million, respectively.

3	Excludes inventory and stockpile capitalized costs prior to commercial production.

4	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

5	Includes the impact of finance leases totaling $25.1 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mine operating statistics
Ore mined (000s t)	3,002	3,090	6,083	5,507
Waste mined (000s t)	11,613	11,122	25,169	21,982
Total material mined (000s t)	14,615	14,212	31,252	27,489
Strip ratio[1]	3.9	3.6	4.1	4.0
Ore milled (000s t)	3,167	3,056	6,313	5,954
Head grade (g/t)	0.74	0.93	0.81	0.99
Recovery (%)	94	94	94	95
Gold production - 100% (000s oz)	71	86	155	180
Attributable gold production - 95% (000s oz)	68	82	148	171
Gold sales - 100% (000s oz)	78	83	169	166

Performance measures
Average realized gold price[2] ($/oz)	$1,283	$1,370	$1,285	$1,500
All-in sustaining costs[2] ($/oz)	$1,216	$1,043	$1,117	$1,100
Cash costs[2] excluding royalties ($/oz)	$865	$665	$797	$643
Royalties ($/oz)	$77	$80	$75	$87
Total cash costs[2] ($/oz)	$942	$745	$872	$730

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Gold production for the second quarter 2014 was 17% lower than the same prior year period primarily as a result of the impact of lower grades from pit sequencing. Total mine production increased 3% from the same prior year period as the expanded mining fleet continued to be utilized. However, mine productivity was impacted by severe adverse weather conditions from the rainy season and problems experienced with the drill equipment, which contributed to limiting access to planned higher grade material and necessitating a revision to the mine plan.
During the first six months of 2014, grade reconciliations have identified lower grades in the Company's grade control model than the reserve model and with higher volumes of ore. Overall, the Company remains confident in the reserve model. To manage grade variations, the Company is implementing measures stemming from the grade control audit completed in the first quarter 2014. The Company is also moving to reverse circulation drilling for in-pit grade control as this will allow better definition of the boundary between waste rock and the ore body. The Company expects grades to improve in the second half of the year.
Total cash costs per ounce produced were $942 in the second quarter 2014. A favourable prior period adjustment was recorded in the second quarter 2013 for the power cost accrual to reflect updated contract terms. Excluding this adjustment, total cash costs in the second quarter 2013 would have been $880 per ounce produced. The increase of 7% was mainly due to lower grades, partially offset by the positive contributions from achieving sustainable operational efficiencies.
In addition to operational efficiencies identified through the 2013 cost reduction program, Rosebel is implementing the following:

•	Optimize the mill feed: enhance stability of the crushing and grinding circuit, allowing for reduced power and reagents consumption;

•	Cyanide in leach project: change the cyanide addition point to reduce circuit consumption and improve gravity recovery;

•	Optimize general and administration manpower requirements;

•	Enhance shutdown management processes to improve plant equipment availability;

•	Accelerate construction of a road to a long-haul pit to get access to improved grades;

•	Remote monitoring of production drill to enhance operator and drill performance; and

•	Electronic monitoring of blast movement to improve dilution management.
In addition, new opportunities have arisen as a result of an operational review in collaboration with an external consulting team. The operational review includes the following within mine and mill operations: mine engineering and geology, mine and mill maintenance and design procedures to increase productivity and lower cost. The diagnostic and design phases are complete and the implementation stage is in-process and expected to be completed in the fourth quarter 2014.
All-in sustaining costs per ounce sold were $1,216 in the second quarter 2014. Excluding the prior period adjustment mentioned above, all-in sustaining costs in the second quarter 2013 would have been $1,183 per ounce sold. The increase of 3% was mainly due to higher cash costs and lower sales volume, partially offset by lower sustaining capital expenditures. Sustaining capital

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

expenditures in the second quarter 2014 were 29% lower than the same prior year period primarily due to utilizing financing lease arrangements at attractive rates for mine equipment ranging from 3.95% to 4.45%.
During the second quarter 2014, sustaining capital expenditures of $19.0 million included capitalized stripping costs ($6.3 million), capital spares ($3.8 million), tailings dam raise ($3.2 million), pit optimization ($1.4 million), resource development ($1.0 million), hydrogeological drilling ($0.6 million), condemnation drilling ($0.5 million) and various other sustaining capital ($2.2 million).
Outlook
Rosebel is maintaining its 2014 attributable gold production guidance of 330,000 to 350,000 ounces. The mine is expected to process more hard and transitional rock at lower recovery rates compared to 2013. Capital expenditures are revised to be $120.0 million, an increase of $20.0 million from the previous guidance, primarily due to increased capitalized stripping activities. Sustaining capital expenditure of $90.0 million include mine equipment and other capital expenditures to sustain the operation ($45.0 million), tailings dam construction ($15.0 million) and capitalized stripping ($30.0 million). The expansion capital expenditure of $30.0 million includes the tailings dam expansion ($15.0 million) and the construction of a solar plant ($12.0 - $14.0 million).

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mine operating statistics
Ore mined (000s t)	3,546	3,100	6,322	5,134
Waste mined (000s t)	7,147	7,651	16,697	16,644
Total material mined (000s t)	10,693	10,751	23,019	21,778
Strip ratio[1]	2.0	2.5	2.6	3.2
Ore milled (000s t)	3,725	2,587	6,609	5,199
Head grade (g/t)	0.96	0.90	0.93	0.91
Recovery (%)	90	93	90	93
Gold production - 100% (000s oz)	102	69	178	141
Attributable gold production - 90% (000s oz)	92	62	160	127
Gold sales - 100% (000s oz)	94	65	166	137

Performance measures
Average realized gold price[2] ($/oz)	$1,290	$1,365	$1,289	$1,503
All-in sustaining costs[2] ($/oz)	$941	$1,168	$1,068	$1,179
Cash costs[2] excluding royalties ($/oz)	$796	$665	$806	$656
Royalties ($/oz)	$52	$64	$53	$73
Total cash costs[2] ($/oz)	$848	$729	$859	$729

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Gold production for the second quarter 2014 was 48% higher than the same prior year period as a result of higher throughput from the expanded plant commissioned in the first quarter and higher grades, partially offset by lower recoveries as a result of an increase in the percentage of hard rock processed. Higher grade ore was accessed in the center of phase 2 south as a result of the stripping activities carried out in prior periods. The plant expansion contributed to a 44% increase in throughput with a 52% increase in the percentage of hard and transition rock processed compared to the same prior year period. While significant benefits have been realized from the expanded plant, additional benefits are expected through optimization activities as Essakane continues to increase the proportion of hard rock processed in the future. Accordingly the Company continues to evaluate options for securing a more cost effective source of power, including grid power and a solar power plant.
During the second quarter 2014, stripping activities continued at a lower rate at the phase 2 push-back of the main pit as the mining shifted to lower elevations. A significant percentage of the river diversion activities north of the main pit were completed during the period, securing the ability to move forward with the phase 2 push-back following the 2014 rainy season.
Total cash costs per ounce produced in the second quarter 2014 were 16% higher compared to the same prior year period, mainly due to higher energy prices, higher consumption of fuel and other consumables as the site processed more hard rock and reduced capitalized stripping, partially offset by lower royalties driven by lower gold prices. All-in sustaining costs per ounce sold during the current year were 19% lower compared to the same prior year period, mainly due to higher sales volume and lower sustaining capital, partially offset by the increase in cash costs. Sustaining capital expenditures in the second quarter 2014 decreased 80% from the same prior year period primarily due to timing of capitalized stripping activities.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

During the second quarter 2014, sustaining capital expenditures of $6.0 million included capitalized stripping costs ($2.6 million), capital spares ($1.1 million), resource development ($2.0 million) and various other sustaining capital expenditures ($0.3 million).
Outlook
Essakane is maintaining its 2014 attributable gold production guidance of 315,000 to 330,000 ounces. The mine site is expected to continue to ramp-up production and process more hard and transitional rock in the second half of the year. Capital expenditures are expected to be approximately $105.0 million in total, which includes sustaining capital of $70.0 million, and expansion capital of $35.0 million. Sustaining capital expenditures include capitalized stripping ($45.0 million), mine equipment and other capital expenditures to sustain the operations ($25.0 million). Expansion capital includes the river diversion project ($15.0 million) and the recently completed plant expansion expenditures ($20.0 million).

Canada – Doyon Division (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mouska operating statistics
Ore mined (000s t)	5	17	27	43
Ore milled (000s t)	27	96	27	112
Head grade (g/t)	14.25	14.68	14.25	14.25
Recovery (%)	92	91	92	91
Gold production - 100% (000s oz)	11	41	11	46
Gold sales - 100% (000s oz)	5	35	9	35

Mouska performance measures
Average realized gold price[1] ($/oz)	$1,314	$1,336	$1,300	$1,336
All-in sustaining costs[1] ($/oz)	$693	$905	$814	$922
Cash costs[1] excluding royalties ($/oz)	$462	$780	$462	$800
Royalties ($/oz)	$28	$31	$28	$31
Total cash costs[1] ($/oz)	$490	$811	$490	$831

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Westwood operating statistics
Ore mined (000s t)	25	65	64	100
Ore milled (000s t)	33	48	35	48
Head grade (g/t)	9.41	7.15	9.59	7.15
Recovery (%)	93	92	93	92
Pre-commercial gold production - 100% (000s oz)	9	10	10	10
Pre-commercial gold sales - 100% (000s oz)	6	10	11	10
The Company announced that Westwood achieved commercial production effective July 1, 2014. Since this date, Westwood has been hoisting ore at a sustained level to sufficiently feed the processing plant to enable profitable production.  Accordingly, beginning the third quarter 2014, Westwood is considered an operating mine and is no longer accounted for as a development project. Westwood's contribution from sales is recorded in the consolidated statements of earnings since July 1, 2014, and is no longer netted against capital expenditures. While production is ramping up, Westwood plans to utilize its spare milling capacity to process between 150,000 and 200,000 tonnes of ore annually for Gold Bullion Development Corporation.
During the second quarter 2014, Mouska completed its final mining activities and subsequently proceeded with closure activities. Unsold gold dore inventory of 6,000 ounces from Mouska will be sold in the third quarter 2014.
Mine and mill production at Mouska were lower than the same prior year period as the mine reached its end of life. Total cash costs at Mouska were 40% lower than the same prior year period as a result of reductions in the scale of operations as the mine focused on final extraction activities. All-in sustaining costs for Mouska were 23% lower compared to the same prior year period as a result of the decrease in total cash costs, partially offset by the decrease in sales volume.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

Ore mined at Westwood decreased from the same prior year period as the mine focused on priority development headings in preparation for entering commercial production. Significant development milestones were achieved in the current period including breakthrough of access to new levels and certain areas that were closed from the rock burst in the third quarter 2013. Following the end of the second quarter 2014, approval from the provincial mine safety regulators related to these new areas was received. Breakthrough of the ramp at the new levels also provides the required emergency exit and allows for production on additional mining levels. Performance measures for Westwood are not presented as it was not in commercial production until July 1, 2014.
Outlook
The Company is maintaining its 2014 production outlook for the Doyon division of 100,000 to 120,000 ounces. Total cash costs are expected to be in the range of $750 to $850 per ounce produced, as the Westwood mine ramps up throughout the rest of the year.
Capital expenditures at Westwood are expected to be approximately $90.0 million. Sustaining capital expenditures ($35.0 million) include expenditures after the commencement of commercial production. Development capital ($55.0 million) relates to underground development, pre-commercial production costs and underground equipment primarily in the first half of 2014.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mine operating statistics
Total material mined (000s t)	926	3,686	2,941	6,824
Ore milled (000s t)	525	521	961	959
Head grade (g/t)	1.39	1.38	1.39	1.36
Recovery (%)	94	93	93	93
Attributable gold production - (000s oz)	24	24	43	43
Attributable gold sales - (000s oz)	26	22	43	40

Performance measures
Average realized gold price[1] ($/oz)	$1,287	$1,450	$1,284	$1,534
All-in sustaining costs[1] ($/oz)	$1,050	$1,370	$1,099	$1,377
Total cash costs[1] ($/oz)	$949	$901	$1,019	$966

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Attributable gold production for the second quarter 2014 was consistent with the same prior year period while total cash costs per ounce produced were 5% higher compared to the same prior year period. Increased operating costs were partially offset by lower royalties as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were 23% lower compared to the same prior year period mainly due to lower sustaining capital expenditures, partially offset by higher total cash costs.
During the second quarter 2014, attributable sustaining capital expenditures were $0.8 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

Mali – Yatela Mine (IAMGOLD interest – 40%)
Summarized Results 40% Basis

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mine operating statistics
Ore milled (000s t)	220	295	447	551
Head grade (g/t)	0.62	0.67	0.57	0.90
Attributable gold stacked (000s oz)	2	6	6	16
Attributable gold production (000s oz)	2	5	6	15
Attributable gold sales (000s oz)	2	6	6	16

Performance measures
Average realized gold price[1] ($/oz)	$1,287	$1,430	$1,286	$1,588
All-in sustaining costs[1] ($/oz)	$1,910	$2,395	$1,896	$1,870
Total cash costs[1] ($/oz)	$1,563	$1,388	$1,556	$1,295

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Attributable gold production for the second quarter 2014 was 60% lower than the same prior year period as a result of lower grades and throughput due to reprocessing activities as mining activities ceased in the third quarter 2013.
Total cash costs per ounce produced were 13% higher compared to the same prior year period, mainly as a result of lower grades and lower production volumes. Increased operating costs were partially offset by lower royalties as a result of lower average realized gold prices. All-in sustaining costs per ounce sold were 20% lower compared to the same prior year period mainly due to lower sustaining capital expenditure, partially offset by higher cash costs.
Yatela’s annual life of mine plan is currently being developed and will include current best estimates of optimized processing plans. Once the life of mine plan is finalized, the Company may be required to provide additional funding.
Canada – Niobec Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Mine operating statistics
Ore mined (000s t)	542	569	1,138	1,159
Ore milled (000s t)	578	561	1,163	1,126
Grade (% Nb205)	0.55	0.53	0.55	0.56
Niobium production (millions of kg Nb)	1.4	1.2	2.7	2.4
Niobium sales (millions of kg Nb)	1.4	1.3	2.9	2.5
Operating margin[1]($/kg Nb)	$18	$17	$19	$17

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Niobium production for the second quarter 2014 was 1.4 million kilograms, 17% higher than the same prior year period as a result of higher throughput coupled with improved grades and recoveries. Throughput was higher as a result of the successful completion of the mill optimization efforts in 2013.
Niobium revenues in the second quarter 2014 were higher than the same prior year period primarily due to higher sales volume. The operating margin in second quarter 2014 was 6% higher compared to the same prior year period as a result of the benefit of improved grades and recoveries as well as decreased costs due to improved operational efficiencies.
In the second quarter 2014, sustaining capital expenditures were $3.9 million, including underground development ($1.5 million), underground infrastructure ($1.0 million), surface maintenance ($0.5 million) and other sustaining capital ($0.9 million).
Outlook
After a strong performance in the first half of 2014, the Company has raised the production guidance for the Niobec mine. Niobec's production for 2014 is now expected to be between 5.2 million kilograms and 5.5 million kilograms with an operating margin ranging between $17 and $19 per kilogram. Previously, the Company had expected to produce between 4.7 and 5.1 million kilograms of niobium at an operating margin between $15 and $17 per kilogram. In addition, the Company is lowering the outlook on capital expenditures at Niobec from $70.0 million to $50.0 million. Capital expenditures include sustaining capital of $20.0 million and development capital of $30.0 million. Sustaining capital expenditures includes mobile and underground equipment ($11.0 million)

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

and other capital expenditures to sustain the operation ($9.0 million). The expansion capital includes work on the feasibility study, permitting and mine development.
DEVELOPMENT AND EXPANSION PROJECTS

	Three months ended June 30,		Six months ended June 30,
($ millions)	2014	2013	2014	2013
Rosebel	$4.9	$3.3	$6.9	$15.6
Essakane	13.8	56.1	28.2	101.7
Westwood	19.5	43.7	55.0	95.6
Niobec	7.6	14.1	15.5	23.9
Côté Gold project	3.5	—	4.7	—
Total gold segments	49.3	117.2	110.3	236.8
Joint venture - expansion - Sadiola sulphide project (41%)	1.5	1.4	5.0	8.8
Capitalized development and expansion expenditures	$50.8	$118.6	$115.3	$245.6

ROSEBEL
On January 21, 2014, the Company announced that the full expansion of Rosebel was deferred until 2015-2016. The feasibility study related to this expansion will be published at a later time when the Company can capture any material changes in assumptions such as price, costs, grade or rock hardness that occur between now and the start of the expansion.
The drilling program at Rosebel continues to target higher-grade, softer rock. As part of the joint venture agreement with the Government of Suriname, the Company began exploration activities on the Sarafina option property (five-year option agreement announced on March 6, 2014). The exploration program underway includes infill geochemical sampling, a geophysical survey, geological mapping and a structural analysis. The drilling program in the second half of this year will evaluate the priority targets identified through these activities. The Company continues to evaluate possible transactions for other prospective properties within the unincorporated joint venture area that have potential for higher-grade, softer rock.
The 5 megawatt solar farm project started during the first quarter 2014 was connected to the Suriname grid during the third quarter 2014 and is now operational.
ESSAKANE
In the first quarter 2014, the expanded plant was commissioned and is in operation. The final cost was $330 million compared to budgeted cost of $369 million. The Company expects total ounces in 2014 to be approximately 25% higher than its 2013 production, with the production ramp up in the second half of the year.
WESTWOOD
Westwood achieved commercial production on July 1, 2014 and, from that date, is no longer accounted for as a development project. Before commercial production was achieved, in the second quarter 2014, underground excavation comprised of lateral and vertical development totaled 4,514 metres. Total development year to date was 8,317 metres. Just over 17,600 metres of underground diamond drilling was also completed during the quarter primarily focused on upgrading inferred mineral resources to an indicated resource category as well as ongoing definition of zones scheduled to be mined.
NIOBEC
Underground exploration drilling initiated in March 2014 continued during the second quarter 2014 with just over 10,900 metres completed. The program continues to support a five-year transition strategy towards the planned expansion of the operation. Deposit drilling was completed to confirm ore quality and provide structural information in the areas drilled. In addition, part of the underground drilling was aimed at delineating areas for underground infrastructure and to test ground conditions in the area of the future shaft. Following the delivery of the necessary permits and authorizations from the provincial and local authorities, an additional 2,760 metres of surface diamond drilling was completed on the property as part of a condemnation drilling program over the area proposed for the future tailings management facilities. Mineral characterization studies continue with an objective to advance the classification of ore types and predictability of recovery in the plant.
JOINT VENTURE - SADIOLA SULPHIDE PROJECT
The Company is working with its joint venture partner to finalize a strategy for the project. The focus is on optimizing the economic model to generate attractive project returns. Any future expansion at Sadiola requires securing a long-term supply of lower-cost, reliable and uninterrupted power.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

EXPLORATION
IAMGOLD was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the second quarter 2014, expenditures for exploration and project studies totaled $20.2 million, of which $11.5 million was expensed and $8.7 million was capitalized. The decrease of $3.0 million in total exploration expenditures compared to the same prior year period reflects a smaller planned exploration program primarily due to program cutbacks as part of a sustained cost reduction program. Drilling activities on projects and mine sites totaled approximately 87,600 metres.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2014	2013	2014	2013
Exploration projects - greenfield	$8.8	$7.5	$14.7	$15.3
Exploration projects - brownfield[1]	6.6	10.6	13.1	22.8
	15.4	18.1	27.8	38.1
Côté Gold scoping, feasibility and pre-feasibility studies	4.7	5.1	6.3	12.9
Other scoping and pre-feasibility studies	0.1	—	0.1	1.0
	$20.2	$23.2	$34.2	$52.0

1
Exploration projects - brownfield for the second quarter 2014 and 2013 exclude expenditures related to joint ventures of $0.2 million and $1.0 million, respectively, and includes near-mine exploration and resource development of $4.1 million and $6.5 million, respectively.

OUTLOOK – 2014

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.2	$37.8	$38.0
Exploration projects - brownfield[1]	15.3	12.1	27.4
	15.5	49.9	65.4
Côté Gold scoping, feasibility and pre-feasibility studies	13.3	0.3	13.6
Other scoping and pre-feasibility studies	—	4.3	4.3
	13.3	4.6	17.9
	$28.8	$54.5	$83.3

1	Exploration projects - brownfield exclude planned expenditures related to Sadiola of $1.0 million and include planned near-mine exploration and resource development of $15.3 million.
The 2014 resource development plan includes approximately 337,000 metres of reverse circulation and diamond drilling.
CÔTÉ GOLD PROJECT, ONTARIO, CANADA
Just over 14,400 metres of diamond drilling was completed on the Côté Gold project during the second quarter 2014 as part of a 25 x 25 metre definition drilling program over selected areas of the deposit. The program is designed to provide detailed information on the local continuity and potential controls on mineralization to improve the resource model. The program is scheduled for completion in the third quarter 2014. Regional exploration activities to develop and assess exploration targets within the 516 square kilometres property holdings surrounding the Côté Gold deposit have been initiated. Results obtained from the program will be used to prioritize targets for a diamond drilling program planned in the second half of the year.
A $25.1 million budget has been approved to complete a feasibility study on the Côté Gold deposit, which is anticipated to be completed by the first quarter 2016. Côté Gold is an attractive long-term asset that will strengthen the Company’s production pipeline.
BROWNFIELD EXPLORATION PROJECTS
IAMGOLD mine and regional exploration teams continued to conduct brownfield exploration and resource development work during the second quarter 2014 at the Essakane and Rosebel operations.
Essakane, Burkina Faso
Just under 20,900 metres of diamond and reverse circulation drilling was completed during the second quarter 2014 on the mine lease and surrounding mineral concessions. On the mine lease, approximately 4,515 metres of reverse circulation and nearly 10,800 metres of diamond drilling were completed to evaluate potential extensions of and upgrade existing inferred resources at both the Essakane Main Zone (“EMZ”) and the Falagountou deposits. This work has generally constrained the lateral extent of the mineralization in both areas, however, encouraging results were obtained from the northern sector of the EMZ where the targeted mineralization was intersected down dip immediately below the current pit shell. Diamond drilling is continuing in this area. On the exploration concessions, drilling campaigns have targeted several prospective areas including the Tassiri prospect and selected areas defined from the regional air core geochemical drilling program.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

A total of 1,126 metres of diamond drilling and 4,454 metres of reverse circulation drilling were completed during the quarter. Assay results are being evaluated as they are received and will be used to direct follow up exploration.
Rosebel, Suriname
Approximately 4,150 metres of diamond and reverse circulation drilling was completed during the second quarter 2014, largely on the Rosebel mine lease. The drilling program is primarily focused on increasing the near surface soft and transitional rock resource inventories. Resource development and expansion drilling was completed at the Rosebel deposit during the quarter and geological interpretation and resource modeling to incorporate the drilling results are in progress. Geological mapping and ongoing infill geochemical sampling continued largely east and south of the Rosebel pit over several target areas ahead of a planned drilling campaign in the second half of the year.
Targeting higher-grade softer rock, exploration activities began on the Sarafina Option property on which IAMGOLD's subsidiary, Rosebel Gold Mines may earn a 100% interest in the 10,000 hectare mining concession, located 25 kilometres from the Rosebel gold mine. The property lies within the Unincorporated Joint Venture area that was negotiated with the Government of Suriname in 2013. An exploration program comprised of infill geochemical sampling, an induced polarization geophysical survey, detailed geological mapping and structural analysis is currently in progress. A drilling program is planned in the second half of the year to evaluate prioritized targets identified from the current program.
The Company continues to evaluate possible transactions for other prospective properties with the potential for higher grade, softer rock and lower stripping ratios.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company was active on ten early to advanced stage greenfield exploration projects during the second quarter 2014. Highlights include:
Boto, Senegal
Drilling continues on the Boto Gold project where the Company’s approved 2014 exploration program includes 14,500 metres of diamond drilling targeting the northern strike extension of the Malikoundi deposit. Approximately 7,750 metres of this total has now been completed with just over 6,500 metres drilled during the second quarter. Results will support a scoping study currently in progress and will be incorporated into an updated resource model as merited. In addition, almost 5,000 metres of aircore drilling was completed during the quarter to evaluate exploration targets identified from a recently completed regional HeliTEM survey. Follow-up diamond drilling commenced late in the quarter on several new gold anomalies delineated by the aircore program.
Siribaya Joint Venture, Mali
The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). A phase one reverse circulation drilling program totaling over 5,200 metres in 54 holes was completed early in the quarter on the Diakha prospect, a significant termite mound geochemical anomaly and artisanal mining site located on the projected southern extension of the Boto - Malikoundi mineralized trend in adjacent Senegal. Merrex provided regular exploration updates during the second quarter 2014 as assay results were received, validated and compiled (refer to Merrex news releases dated April 30 and July 2, 2014). The drilling program revealed multiple zones of gold mineralization associated with disseminated sulphide and albite-hematite-chlorite alteration in sandstone host rocks, all of which bear similarities to the Boto gold deposits mentioned above.
Based on encouraging results, a phase-two diamond and reverse circulation drilling program was approved with the objective to provide information on the potential controls on mineralization and further delineate the resource potential of the Diakha prospect. An additional 2,435 metres of diamond and reverse circulation drilling was completed during the second quarter 2014. Elsewhere, an auger drilling program continues to evaluate anomalous geochemical trends identified by termite mound geochemical sampling within the eastern portion of the Siribaya property.
Pitangui, Brazil
On April 9, 2014, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for its wholly-owned Pitangui project located approximately 110 kilometres northwest of Belo Horizonte, the capital city of Minas Gerais state, Brazil. The resource estimate, as of January 9, 2014, incorporates assay results from 57 diamond drill holes totaling 19,600 metres and comprises an inferred resource of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces. The estimate is based on an underground mining scenario, a long-term gold price of $1,500 per ounce and is reported at a cut-off grade of 3.0 grams of gold per tonne.
On June 23, 2014, the Company provided an update from ongoing delineation drilling activities. Assay results were reported for a further 27 diamond drill holes totaling 9,971 metres completed subsequent to the effective date of the maiden resource estimate described above. The drilling results continue to confirm continuity of mineralization within the core area of the São Sebastião resource and also highlighted several significant intersections from a second mineralized horizon located approximately 120 metres below the main horizon. A total of 4,745 metres of diamond drilling was completed on the Pitangui project during the second quarter 2014.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

Monster Lake Joint Venture, Quebec
The Monster Lake project in northwestern Quebec is held under an option to joint venture with TomaGold Corporation (“TomaGold”). Executed November 11, 2013, the Company may earn a 50% interest in each of TomaGold’s Monster Lake, Winchester and Lac à l´eau Jaune properties in northwestern Quebec by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five years.
On May 27, 2014, the Company reported assay results received for the first five holes of a phase-one diamond drilling program totaling over 4,500 metres (nine holes) and targeting the direct down-dip and lateral extensions of the 325-Megane mineralized zone previously drilled by TomaGold. Of this total, approximately 2,400 metres were completed during the second quarter 2014. The drilling to date has confirmed the presence of high grade gold mineralization associated with up to three sheared, altered and mineralized zones: the Upper 325-Megane Zone (newly identified structure), extensions to the 325-Megane Zone and the Lower 325-Megane Zone (tested only in a few areas by previous drilling). With the limited drilling completed to date, the three zones appear sub-parallel and are spaced approximately 100 metres apart. The initial results reported from the drilling program are encouraging and include: 10.5 metres grading 11.55 g/t Au from 457.0 metres depth in hole ML-14-108 (325-Megane Zone); and an intersection of a footwall zone grading 13.65 g/t Au over 3.77 metres from 636.86 metres depth in hole ML-14-110 (referred to as the Lower 325-Megane Zone).
The intersected gold mineralization is interpreted to be associated with a regional shear zone that can be traced along strike for at least four kilometres and which hosts most of the known gold occurrences within the Monster Lake property. Ongoing exploration will continue to focus on this regional structure.
Eastern Borosi Joint Venture, Nicaragua
In alignment with the Company’s strategic mandate to maintain a robust exploration portfolio, an option to joint venture agreement with Calibre Mining Corporation (“Calibre”) was signed on May 26, 2014 whereby the Company may earn a 51% interest in Calibre’s Eastern Borosi project by completing scheduled cash payments and exploration expenditures totaling $5.5 million over three years. The Company can increase its interest by an additional 19% for a total of 70% by completing further scheduled cash payments and exploration expenditures totaling $5.5 million over an additional three year period. The Eastern Borosi project comprises a total landholding of 176 square kilometres in Northeast Nicaragua and hosts gold-silver resources in two deposits together with a series of low sulphidation epithermal gold-silver exploration targets. An initial exploration program including approximately 3,400 metres of diamond drilling has been designed to test a number of prioritized targets and is expected to commence in the third quarter 2014.

QUARTERLY FINANCIAL REVIEW

	2014		2013				2012[1]
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$288.6	$279.3	$247.2	$293.5	$301.1	$305.3	$398.6	$336.2
Net earnings (losses)	$(15.2)	$4.7	$(880.1)	$27.5	$(25.3)	$17.3	$94.6	$86.7
Net earnings (losses) attributable to equity holders of IAMGOLD	$(16.0)	$3.7	$(840.3)	$25.3	$(28.4)	$10.9	$84.6	$78.0
Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21
Diluted earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03	$0.22	$0.21

1	Revenues for 2012 have been adjusted to reflect the equity method of accounting for joint ventures, Sadiola and Yatela.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2014, the Company had $297.3 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion		June 30, 2014	December 31, 2013
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the period	($/oz)	$1,315	$1,205
Market value, end of the period	($ millions)	$177.1	$162.3
Working capital1 as of June 30, 2014 was $383.8 million, down $137.5 million compared to December 31, 2013 due to lower current assets ($150.6 million), partially offset by lower current liabilities ($13.1 million).
Current assets were down compared to December 31, 2013 mainly due to less cash and cash equivalents of $102.1 million due to spend on property, plant and equipment ($210.5 million), dividends to non-controlling shareholders and interest paid ($6.1 million), partially offset by cash generated from operating activities ($124.9 million).
Regarding the non-cash component of working capital, the Company's initiative to optimize and monetize a portion of its non-cash working capital processes is seeing positive results. Process changes have been made in supplies inventory by increasing turnovers, the timely collection of receivables, and managing vendor payment terms. The Company will continue to assess the appropriate account balances to ensure that it is effectively managing liquidity, while maintaining an appropriate level of risk to its operations.

Working Capital		June 30, 2014	December 31, 2013
Working capital[1]	($ millions)	$383.8	$521.3
Current working capital ratio[2]		2.9	3.4

1	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.

2	Current working capital ratio is defined as current assets divided by current liabilities.
As of June 30, 2014, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At June 30, 2014, the Company has committed $64.9 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.
On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facilities. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms could be affected by many factors, including but not limited to general market conditions and then prevailing metals prices.

CONTRACTUAL OBLIGATIONS
Contractual obligations as of June 30, 2014 were $1,074.3 million and included contractual cash flows on senior unsecured notes and capital. These obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risks section.
MARKETABLE SECURITIES
Investments in marketable securities are recorded at fair value. In the second quarter 2014, the Company adopted IFRS 9 - Financial Instruments and all previously recognized impairments were reclassified to other comprehensive income (OCI). Refer to the Company's consolidated interim financial statements significant accounting policies.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) from associates and joint ventures is included in the consolidated statements of earnings as share of net earnings (losses) from investments in associates and joint ventures, net of income taxes.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

In the second quarter 2014, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairments exist. The Company has no ability to control these investments, therefore, the Company is not permitted to utilize an alternate valuation method. For investments in joint ventures, if the Company is made aware of significant events or transactions that were not reflected in the Company’s share of net earnings (losses) from its joint ventures, adjustments are made to the consolidated interim financial statements.
MARKET RISKS
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
SUMMARY OF OUTSTANDING HEDGE AND NON-HEDGE DERIVATIVE CONTRACTS
In the second quarter 2014, the Company entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, oil and aluminum.
The Company adopted IFRS 9, Financial Instruments, as amended November 2013, in the second quarter 2014 and hedge accounting was applied for the designated derivative contracts from April1, 2014. Refer to note 2(d) of the Company's consolidated interim financial statements.
At June 30, 2014, the Company’s outstanding hedge and non-hedge derivative contracts were as follows:

Contracts	2014	2015	2016
Foreign Currency
Canadian dollar contracts (millions of Canadian$)	162	145	—
Contract rate range (U.S.$/Canadian$)	1.0246 - 1.1162	1.1019 - 1.1151	—
Hedge ratio[1]	73%	32%	—

Euro revenue contracts (millions of €)	15	—	—
Contract rate range (U.S.$/€)	1.3600 - 1.3876	—	—
Hedge ratio[1]	63%	—	—

Commodities
Crude oil contracts (barrels)	—	600,000	—
Contract price range ($/barrel of crude oil)	—	$79 - $95	—
Hedge ratio[1]	—	41%	—

Aluminum contracts (metric tonnes)	1,200	1,500	600
Contract rate range ($/tonne)	$1,900 - $2,150	$1,730 - $1,985	$1,837 - $2,050
Hedge ratio[1]	52%	34%	12%

1	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at Niobec, Rosebel, Essakane and Westwood and corporate costs. In addition, the Company has a strategy to hedge its exposure to the Euro resulting from forecasted foreign-denominated sales of ferroniobium produced by the Niobec mine.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK
Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.
ALUMINUM CONTRACTS AND MARKET PRICE RISK
Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.
For further information regarding risks associated with financial instruments, refer to the risks and uncertainties section of the MD&A.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	June 30, 2014	August 12, 2014
Shares	376.8	376.9
Share options	6.0	6.0
CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ millions)	2014	2013	2014	2013
Net cash from (used in):
Operating activities	$96.8	$37.9	$124.9	$137.4
Investing activities	(110.5)	(213.8)	(214.8)	(415.0)
Financing activities	(5.1)	(21.7)	(6.8)	(71.0)
Effects of exchange rate fluctuation on cash and cash equivalents	(0.9)	(3.1)	(5.4)	(1.4)
Decrease in cash and cash equivalents	(19.7)	(200.7)	(102.1)	(350.0)
Cash and cash equivalents, beginning of the period	139.9	648.0	222.3	797.3
Cash and cash equivalents, end of the period	$120.2	$447.3	$120.2	$447.3
OPERATING ACTIVITIES
Net cash from operating activities for the second quarter 2014 was $96.8 million, up $58.9 million or 155% from the same prior year period. The increase was mainly due to collecting cash on outstanding receivables ($24.0 million), paying less income taxes ($31.8 million) and managing vendor payment terms ($34.2 million), partially offset by lower earnings from operations.
INVESTING ACTIVITIES
Net cash used in investing activities in the second quarter 2014 was lower than the same prior year period by $103.3 million mainly due to lower spend on property, plant and equipment ($54.4 million), lower net advances to related parties ($20.6 million) and proceeds on sale of assets for finance leases ($25.1 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the second quarter 2014 was lower than the same prior year period by $16.6 million, mainly due to higher interest capitalized compared to the same prior year period ($16.5 million).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2013 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

Since the December 31, 2013 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.

•
An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as at December 31, 2013 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting and that the internal controls were effective as at December 31, 2013.

There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2014.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company’s interim consolidated financial statements are reflected in note 3(s) of the Company’s consolidated financial statements for the year ended December 31, 2013.
Qualified Person information
The technical information relating to exploration activities disclosed in this document was prepared under the supervision of and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies, if any, that may impact the Company, refer to Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
EARNINGS FROM MINING OPERATIONS
This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2014	2013	2014	2013
Revenues	$288.6	$301.1	$567.9	$606.4
Cost of sales	246.3	208.8	470.6	393.2
Earnings from mining operations	$42.3	$92.3	$97.3	$213.2
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended June 30,		Six months ended June 30,
($/oz of gold)	2014	2013	2014	2013
Average realized gold price[1]	$1,288	$1,373	$1,287	$1,493
Total cash costs - gold mines[2,3]	881	787	883	787
Gold margin	$407	$586	$404	$706

1	Refer to page 26 for calculation.

2	Refer to page 28 for calculation.

3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

____________________

1	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2014	2013	2014	2013
Revenues	$288.6	$301.1	$567.9	$606.4
Niobium revenues	(57.2)	(49.8)	(119.2)	(99.5)
Royalty revenues	(2.3)	(2.2)	(4.7)	(4.5)
By-product credits	(0.3)	(0.1)	(0.5)	(0.4)
Gold revenue - owner-operator	$228.8	$249.0	$443.5	$502.0
Gold sales - owner-operator (000s oz)	177.0	183.0	344.0	338.0
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,288	$1,362	$1,287	$1,485
Gold revenue - joint venture mines	$35.9	$41.2	$62.6	$86.2
Gold sales - joint venture mines (000s oz)	28	28	49	56
Average realized gold price per ounce[1] - joint venture mines ($/oz)	$1,287	$1,446	$1,285	$1,540
Average realized gold price per ounce[1] - gold mines[2] ($/oz)	$1,288	$1,373	$1,287	$1,493

1	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital:

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2014	2013	2014	2013
Net cash from operating activities per consolidated interim financial statements	$96.8	$37.9	$124.9	$137.4
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(19.5)	4.5	(5.8)	(3.0)
Inventories and non-current ore stockpiles	(5.2)	(6.3)	(12.5)	20.8
Accounts payable and accrued liabilities	(2.0)	32.2	28.1	28.3
Net cash from operating activities before changes in working capital	$70.1	$68.3	$134.7	$183.5
Basic weighted average number of common shares outstanding (millions)	376.8	376.6	376.7	376.6
Net cash from operating activities before changes in working capital per share ($/share)	$0.19	$0.18	$0.36	$0.49

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gains or losses on sales of assets, unrealized non-hedge derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings before income taxes of IAMGOLD as per the consolidated statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2014	2013	2014	2013
Earnings before income taxes and non-controlling interests	$(1.6)	$3.6	$17.2	$56.9
Adjusted items:
Changes in estimates of asset retirement obligations at closed sites	3.1	(10.2)	7.3	(12.5)
Unrealized derivative (gains) losses	(4.8)	9.6	(2.7)	21.6
Write-down of assets	9.2	12.2	11.1	12.2
Restructuring and other charges	0.8	1.4	3.0	1.4
Interest expense on senior unsecured note	—	5.3	0.3	13.0
Foreign exchange losses (gains)	1.4	(0.2)	1.6	1.4
Losses (gains) on sale of assets	1.5	(0.1)	1.2	0.2
Yatela closure provision	9.3	—	9.3	—
Impairment charges (reversals) of investments	—	39.3	(3.4)	66.7
	20.5	57.3	27.7	104.0
Adjusted earnings before income taxes and non-controlling interests	18.9	60.9	44.9	160.9
Income taxes	(13.6)	(28.9)	(27.7)	(64.9)
Tax impact of adjusted items	4.3	1.3	5.3	1.4
Non-controlling interest	(0.8)	(3.1)	(1.8)	(9.5)
Adjusted net earnings attributable to equity holders of IAMGOLD	$8.8	$30.2	$20.7	$87.9
Basic weighted average number of common shares outstanding (millions)	376.8	376.6	376.7	376.6
Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.02	$0.08	$0.05	$0.23
Effective adjusted tax rate (%)	50%	45%	50%	39%

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized hedge and non-hedge derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2014	2013	2014	2013
Cost of sales[1], excluding depreciation expense	$192.9	$167.6	$371.8	$313.6
Less: cost of sales for non-gold segments[2], excluding depreciation expense	33.5	30.3	65.7	61.7
Cost of sales for gold segments, excluding depreciation expense	159.4	137.3	306.1	251.9
Adjust for:
By-product credit (excluded from cost of sales)	(0.3)	(0.1)	(0.5)	(0.4)
Stock movement	9.2	14.5	1.6	29.3
Other mining costs	(9.1)	(3.4)	(13.2)	(7.7)
Cost attributed to non-controlling interests[3]	(12.1)	(8.3)	(22.1)	(16.9)
	(12.3)	2.7	(34.2)	4.3
Total cash costs - owner-operator mines	147.1	140.0	271.9	256.2
Attributable commercial gold production[4] - owner-operator mines (000s oz)	171	185	319	344
Total cash costs[5] - owner-operator mines ($/oz)	$861	$754	$852	$744
Total cash costs - joint venture mines	26.1	28.5	52.8	60.4
Attributable gold production - joint venture mines (000s oz)	26	29	49	58
Total cash costs[5] - joint venture mines ($/oz)	$1,008	$995	$1,086	$1,045
Total cash costs[5] - gold mines[6]	173.2	168.4	324.7	316.6
Total attributable gold commercial production[4] (000s oz)	197	214	368	402
Total cash costs[5] - gold mines ($/oz)	$881	$787	$883	$787

1	As per note 24 of the Company’s consolidated interim financial statements.

2	Non-gold segments consist of Niobium, Exploration and evaluation and Corporate.

3	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.

4	Gold commercial production does not include Westwood pre-commercial ounces of 9,000 ounces and 10,000 ounces for the three and six months ended June 30, 2014 respectively.

5	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

6	Gold mines, as used with total cash costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela, on an attributable basis.
Total cash costs - gold mines for the three months ended June 30, 2013 were $787 per ounce produced. A favourable prior period adjustment (attributable - $11.0 million or $51 per ounce produced) was recorded in the second quarter 2013 for the power cost accrual to reflect updated contract terms. Excluding this adjustment, normalized total cash costs - gold mines for the second quarter 2013 would have been $838 per ounce produced.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE
The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or be a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of the unit operating margin per kilogram of niobium for the Niobec mine to revenues and cost of sales as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2014	2013	2014	2013
Revenues from the Niobec mine[1]	$57.2	$49.8	$119.2	$99.5
Cost of sales from the Niobec mine, excluding depreciation expense[1]	(32.5)	(29.3)	(64.1)	(59.4)
Other items	0.3	0.7	(0.2)	1.0
Operating margin	$25.0	$21.2	$54.9	$41.1
Sales volume (millions of kg Nb)	1.4	1.3	2.9	2.5
Operating margin[2] ($/kg Nb)	$18.0	$17.0	$19.0	$17.0

1	Refer to note 24 of the consolidated interim financial statements.

2	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, by-product credits, corporate general and administrative costs, sustaining exploration and evaluation expenses and environmental rehabilitation accretion and depreciation.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane and Mouska), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines and the niobium contribution). The niobium contribution consists of the Niobec mine’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

___________________

1	Refer to unit operating margin per kilogram of niobium for the Niobec mine section.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014

	Three months ended June 30,		Six months ended June 30,
($ millions, attributable, except where noted)	2014	2013	2014	2013
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$147.2	$130.4	$283.4	$236.7
Sustaining capital expenditures[1]	24.3	52.7	58.9	114.3
By-product credit, excluded from cost of sales	(0.3)	—	(0.5)	(0.3)
Corporate general and administrative costs	12.0	12.9	23.1	25.0
Realized (gains) losses on derivatives	—	(3.5)	0.1	(3.6)
Environmental rehabilitation accretion and depreciation	3.7	2.8	5.7	4.3
	186.9	195.3	370.7	376.4
AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	39.2	31.8	65.6	63.5
Adjustments to cost of sales[2] - joint venture mines	(7.6)	13.0	(7.2)	21.1
	31.6	44.8	58.4	84.6
AISC - gold mines	$218.5	$240.1	$429.1	$461.0
AISC contribution - niobium
Sustaining capital expenditures - niobium	3.9	10.7	5.6	19.1
Less: Operating margin, excluding depreciation - niobium	(25.0)	(21.2)	(54.9)	(41.1)
	(21.1)	(10.5)	(49.3)	(22.0)
AISC - total	$197.4	$229.6	$379.8	$439.0

Attributable gold sales - owner-operator (000s oz)	164	173	319	316
AISC - owner-operator[3] ($/oz)	$1,137	$1,133	$1,160	$1,191
AISC - owner-operator, excluding by-product credit[3] ($/oz)	$1,139	$1,133	$1,162	$1,192
Attributable gold sales - gold mines (000s oz)	192	201	368	372
AISC - gold mines[3,4] ($/oz)	$1,136	$1,196	$1,165	$1,239
AISC - gold mines, excluding by-product credit ($/oz)	$1,138	$1,196	$1,167	$1,240
Impact of niobium contribution[3] ($/oz)	$(109)	$(53)	$(133)	$(59)
AISC - total[3] ($/oz)	$1,027	$1,143	$1,032	$1,180
AISC - total, excluding by-product credit[3] ($/oz)	$1,029	$1,143	$1,034	$1,181

1
Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 24 of the consolidated interim financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2014 sustaining capital expenditures at 100% basis.

2	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

3	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

4	Gold mines consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.

All-in sustaining costs - gold mines for the three months ended June 30, 2013 were $1,196 per ounce sold. A favourable prior period adjustment (attributable - $11.0 million or $55 per ounce sold) was recorded in the second quarter 2013 for the power cost accrual to reflect updated contract terms. Excluding this adjustment, normalized all-in sustaining costs - gold mines for the second quarter 2013 would have been $1,251 per ounce sold.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2014